Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Nextel Mobile Worldwide Inc.
1771 Blount Road, Suite 203
Pompano Beach, FL 33069
https://www.nextelmobile.com

Up to $1,069,995.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Nextel Mobile Worldwide Inc.
Address: 1771 Blount Road, Suite 203, Pompano Beach, FL 33069
State of Incorporation: FL
Date Incorporated: October 01, 2010

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,069,995.00 | 213,999 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $300.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first week and receive 10% bonus shares of Common Non-Voting

Shares.

Super Early Bird Bonus

Invest within the next two weeks and receive 5% bonus shares of Common Non-Voting Shares.

Time-Based

$5,000+

Receive 5% bonus shares

$10,000+

Receive 10% bonus shares

$20,000+

Receive 20% bonus shares

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Nextel Mobile will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

<u>Insider Investment Notice</u>

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Corporate Structure & History

Nextel Mobile Worldwide Inc. ("the Company") was originally formed in Florida on October 29th, 2010 under the name of Global Beverages Inc. prior to amending its name on July 30th, 2018. The Company is a holding company that owns the intellectual property rights to the NEXTEL and NEXTEL CHIRP trademarks (trademarks #87774826 and #88049692). The company's founder, Jeffrey Kaplan, also owns Retrobrands USA LLC, a related entity that is an intellectual property acquisition business. Retrobrands USA LLC targets abandoned intellectual property assets to acquire and then revitalize the brands. Retrobrands USA LLC acquired the Nextel and Nextel Chirp marks. In 2018, Retrobrands USA LLC CEO, Jeffrey Kaplan, created Nextel Mobile Worldwide Inc. to manage the Nextel brand and develop and grow the assets. All intellectual property related to Nextel has been assigned to Nextel Mobile Worldwide Inc. Currently, Nextel Mobile Worldwide Inc. is the intellectual property holding company and licenses its IP assets to another entity, Nextel Inc., which produces and manufactures the Nextel products and offers cellular air time subscriptions. Nextel Mobile Worldwide Inc. currently makes its revenue based on the licensing fees it receives from Nextel Inc., however, these are unrelated companies with different leadership teams.

To be clear, in this offering, an investor is investing in Nextel Mobile Worldwide, Inc. the owner of the Nextel intellectual property assets. You are not investing in Retrobrands LLC or Nextel Inc. which are not entities involved in this offering.

Short History of Nextel

Nextel Communications, Inc. was a wireless service operator that traces its roots to the 1987 Foundation of Fleet Call which changed its name to Nextel Communications, Inc. in 1993.

At the time of its 2005 merger with Sprint Corp., Nextel had over twenty million dedicated subscribers in the United States and served 198 of the top 200 markets. By 2013 Sprint Nextel Corporation had a market value of over $30 Billion Dollars.

In late 2010, Sprint Nextel Corporation publicly announced plans to decommission the Nextel iDEN network and abandon the Nextel brand.

On May 30th, 2012, Sprint Nextel publicly announced that it would shut down the Nextel iDEN network at 12:01 am on June 30th, 2013. On July 1st 2013 over 20 million unhappy Sprint Nextel Corporation subscribers lost their telecommunications services and their cellular devices no longer were operable.

Acquisition of Nextel Intellectual Property & the Future

Nextel Mobile Worldwide Inc.'s CEO, Jeffrey Kaplan, acquired the Nextel Marks in 2018 through his intellectual property acquisition company, Retrobrands LLC. His goal is to bring back the Nextel brand as a competitor in today's market.

The Company currently generates revenue through a licensing agreement with Nextel Inc., a manufacturing, production, and operations company. Nextel Mobile Worldwide's future plans include expanding to directly offer cellular airtime subscriptions and cellular devices to the business enterprise and consumer cellular markets.

Chief Executive Officer Disclosure

The Company's CEO, Jeffrey Kaplan, is also the managing member/CEO of Retrobrands USA LLC. Retrobrands USA LLC is an intellectual property acquisition company referenced above. Mr. Kaplan's primary role is as the CEO of Nextel Mobile Worldwide. His LLC primarily is a passive business where he periodically acquires intellectual property assets to develop into brands or license. It is not an active day-to-day business.

Competitors and Industry

All Mobile Virtual Network Operators (MVNO), which are our competitors include brands like METRO, BOOST MOBILE and CRICKET only target and service the consumer cellular consumer.

Our new MVNO which is called NEXTEL MOBILE will target and service BOTH the Business Enterprise Customer who needs durable two way cellular radio devices as well as the average consumer cellular consumer who also needs reliable and low costs cellular services.

Our unique instant one button Push To Talk Over Cellular (POC) called NEXTEL Direct Connect and our famous CHIRP sound will allow us to disrupt the MVNO industry.

Current Stage and Roadmap

Our nationwide dealers currently sell and rent NEXTEL two-way durable cellular radio devices which offer 4/5G LTE - GPS Push to Talk Over Cellular (POC) with Instant Direct Connect services to the Enterprise Business customer.

Our company currently has three NEXTEL dealers servicing over 6000 enterprise business subscribers generating us over $ 1 million dollars in sales (*this is our 2021 unaudited financial data) a year and recurring monthly air time revenues.

We are launching our new MVNO at www.NextelMobile.com which will allow the consumer cellular customer to switch their air time plan to our service. We also offer a FREE NEXTEL CHIRP app which will allow instant direct connect communication with the push of a button.

The Team

Officers and Directors

Name: Jeffrey Kaplan

Jeffrey Kaplan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Director, President, Treasurer
  Dates of Service: August 02, 2018 - Present
  Responsibilities: The Chief Executive Officer reports directly to the Company's shareholders and serves as the highest-ranking corporate officer. The Company's CEO is in charge of total management of the organization and will serve as the ultimate decision maker. Currently receives a salary of $50k per year. This is Mr. Kaplan's primary job where he works full-time. He is also the CEO/managing member of Retrobrands LLC, which is a passive intellectual property acquisition and licensing business. Please refer to the company overview section and risk factors for more details.

Other business experience in the past three years:

- **Employer:** Retrobrands USA LLC
  Title: Managing Member
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Oversees all aspects of the licensing of the Intellectual Properties owned by the company. Retrobrands USA LLC specializes in locating famous and iconic brands that have been "abandoned" by their former conglomerate owners. Retrobrands USA LLC acquires these valuable trademarks and then through our Licensees, re-launches and distributes these reformulated brands to the tens of millions of consumers who eagerly await their return to the marketplace. Our properties cover all categories including candy, food, OTC, personal care, pet food and many others. Some success stories include the relaunch of these famous brands: NEXTEL. VICTROLA, CHIPWICH, MODESS, MR. MICROPHONE, DASH, SANI-FLUSH, TEGRIN and many others.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common non voting shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common non voting stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,069,995.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order

to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants of one type of service, providing telecommunication services. Our revenues are therefore dependent upon the market for telecommunication services.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that NEXTEL is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government and other relevant government laws and regulations involving the telecommunication industry. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your

investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Nextel Mobile Worldwide Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Nextel Mobile Worldwide Inc. could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Chief Executive officer is also the Managing Member/Chief Executive Officer of another company.
The Company's CEO, Jeffrey Kaplan, is also the managing member/CEO of Retrobrands LLC. Retrobrands LLC is an intellectual property acquisition company referenced above. Mr. Kaplan's primary role is as the CEO of Nextel Mobile Worldwide. His LLC primarily is a passive business where he periodically acquires intellectual property assets to develop into brands or licenses. It is not an active day-to-day business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jeffrey Kaplan	5,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 213,999 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 5,000,000 outstanding.

Voting Rights

One vote per share. Please see below for voting rights of securities sold in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $200,000.00
Number of Securities Sold: 5,000,000
Use of proceeds: Founder's Shares
Date: August 08, 2018
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Please note the below discussion includes our CPA-reviewed financial data for fiscal years 2019 and 2020 and also includes unaudited/unreviewed financial data for the fiscal year 2021.

Revenue:

2020 was a very successful year for the Company as we experienced record revenues of $573,682.00. Our 2019 gross revenues were $455,300,00.

Our 2021 gross revenues exceeded $ 1 million dollars, almost a double increase over 2020. This increase in sales was primarily driven by our new dealers and excellent sales. We believe that this improved performance was primarily driven by two factors: the availability of new 5G LTE and newly improved websites designed by our dealers which began in Feb. of 2020.

Cost of sales:

The cost of Sales in 2019 was $328,774.00. Our cost of sales in 2020 was $445,170.00. The increase in the cost of sales was caused by the increase in revenues in 2020.

Gross margins:

Our gross profit in 2020 was $128,513.00 up from a 2019 gross profit of $126,526.00, an increase of only $2,000 but our expenses were considerably lower in 2020. This gave us a much higher net income of $65,552.00 compared to $20,226.00 in 2019.

Expenses:

Our expenses in 2019 were $103,550.00 but we were able to cut those expenses in half in 2020 with only $63,092.00. We will continue to try and keep our expenses as low as possible while we increase our sales.

Historical results and cash flows:

Our 2021 Gross Revenue was $1,590,539.56 compared to 2020 Gross Revenue of $573,682.00. As we grow and sign new dealers throughout America we expect our Gross Revenues to continue to grow each quarter.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

At this time we do not have outstanding loans or debt. As of today, we currently have $200,000 in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to our rapid growth. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds from this campaign are vital to us. If we raise the maximum, this will comprise 40% of our funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum, we can operate our company for at least a year based on our current burn rate of $20,000 per month.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum, we can operate our company for at least 3 years based an updated burn rate of $30,000 per month.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. At this time, the company only has one class of stock currently authorized.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $25,000,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. Primarily, we based our valuation on the iconic NEXTEL Intellectual Property (Trademark) with revenue is a conservative $25 million Dollars.

We believe NEXTEL MOBILE is poised to become a telecom leader through the development and delivery of the new 5G technologies, services, and products through the four cellular Carriers, At &T, T-Mobile, Verizon and Dish. Our valuation of the Nextel Trademark alone without sales is $9 million dollars. Our 2021 sales have exceeded $1.5 million dollars so the total valuation of our company at this early stage is a conservative $25 million dollars:

§ Targeting and filling voids in the enterprise market by offering rugged and classic "two-way radio" cellular devices with "go anywhere" capabilities.... no existing telecommunications MVNOs such as Boost, Metro, and Cricket offers such services.

§ NEXTEL™ services available on existing devices, including smartphones, tablets, and PCs, offering seamless communications with classic "two-way" features.... no existing telecommunication MVNOs such as Boost, Metro and Cricket offers such services.

§ Global telecom services market valued at $1.7 trillion in 2020

§ The global Mobile Virtual Network Operator (MVNO) market was valued at $51,857 million in 2016, and is projected to reach $102,932 million by 2023, growing at a CAGR of 10.6% from 2017 to 2023. (https://www.alliedmarketresearch.com/mobile-virtual-network-operator-market)

§ Strategic S. Florida location gives NEXTEL easy access to US, Caribbean, and Central and South American market

§ Targeting 5 primary growth opportunities: direct consumer/enterprise sales; big box retailers (Home Depot, Best Buy, etc); wholesale/independent distributors; licensing agreements; on-the-go "disposable" devices, calling cards, SIM cards etc.

Our current sales exceed $1 million per year.

§ Primary revenue driver expected to be enterprise devices, airtime, and MVNO subscriptions

§ Secondary revenue drivers: big box sales, distributor/dealer revenues, licensing agreements, and co-branding programs

Based on the above analysis, we determined our pre-money valuation.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company only has one class of common stock; (ii) the company does not have any outstanding options, warrants, and other securities with a right to acquire shares; and (iii) does not have any shares reserved for issuance under a stock plan. The company currently has no outstanding convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  We will need to hire call center personnel for a new MVNO web portal www.NextelMobile.com

If we raise the over allotment amount of $1,069,995.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  Social Media is of upmost importance to promote the return of the iconic NEXTEL Telecommunications Brand.

- *Company Employment*
  26.5%
  We need capital to pay the Executives and the Employees of the company. Currently, the sole employee of the company, Nextel Mobile Worldwide, Inc., is the CEO. To expand, the company plans on hiring further employees with funds raised from this offering.

- *Working Capital*
  40.0%
  The balance of the funds are for working capital which includes rent, utilities, travel expenses, etc.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.nextelmobile.com (In the Investor Section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/nextel

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Nextel Mobile Worldwide Inc.

[See attached]

NEXTEL

Nextel Mobile Worldwide, Inc. (the "Company") a Florida Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Nextel Mobile Worldwide, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 28, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	229,068	39,256
Accounts Receivable	159,241	121,620
Inventory	10,355	11,644
Total Current Assets	398,665	172,520
TOTAL ASSETS	398,665	172,520
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	3,580	12,580
Accrued Expenses	8,448	8,448
Sales Tax Payable	298	795
Other Liabilities	10,694	1,725
Total Current Liabilities	23,020	23,548
Long-term Liabilities		
Customer Deposits	157,727	141,926
Total Long-Term Liabilities	157,727	141,926
TOTAL LIABILITIES	180,747	165,474
EQUITY		
Additional Paid in Capital	149,343	4,023
Retained Earnings	68,575	3,023
Total Equity	217,918	7,046
TOTAL LIABILITIES AND EQUITY	398,665	172,520

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	573,682	455,300
Cost of Sales	445,170	328,774
Gross Profit	128,513	126,526
Operating Expenses		
General and Administrative	63,092	103,550
Total Operating Expenses	63,092	103,550
Operating Income (loss)	65,420	22,976
Other Income		
Interest Income	132	-
Other	-	-
Total Other Income	132	-
Other Expense		
Interest Expense	-	2,750
Other	-	-
Total Other Expense	-	2,750
Provision for Income Tax	-	-
Net Income	65,552	20,226

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income	65,552	20,226
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	15,273	41,842
Accounts Receivable	(36,332)	(38,862)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(21,059)	2,980
Net Cash provided by (used in) Operating Activities	44,493	23,206
FINANCING ACTIVITIES		
Additional Paid in Capital	145,319	4,024
Net Cash provided by (used in) Financing Activities	145,319	4,024
Cash at the beginning of period	39,256	12,027
Net Cash increase (decrease) for period	189,812	27,230
Cash at end of period	229,068	39,256

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Retained Earnings**	**Total Shareholder Equity**
Beginning Balance at 1/1/19	-	-	-	(17,203)	(17,203)
Additional Paid in Capital	-	-	4,024	-	4,024
Net Income	-	-	-	20,226	20,226
Ending Balance 12/31/2019	-	-	4,024	3,023	7,047
Issuance of Common Stock	5,000,000	-	145,319	-	145,319
Additional Paid in Capital	-	-	-	-	-
Net Income	-	-	-	65,552	65,552
Ending Balance 12/31/2020	5,000,000	-	149,343	68,575	217,918

Nextel Mobile Worldwide, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Nextel Mobile Worldwide Inc. ("the Company") was originally formed in Florida on October 29th, 2010 under the name of Global Beverages Inc. prior to amending its name on July 30th, 2018. The Company is a holding company that owns the intellectual property rights to the NEXTEL and NEXTEL CHIRP trademarks. The Company generates revenue by offering cellular airtime subscriptions and cellular devices to the business enterprise and consumer cellular markets.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of Nextel Inc. a consolidated variable interest entity. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenue through the sale and rental of its cellular mobile devices, as well as subscriptions for airtime through its website or nationwide mobile network operators.

For sale and rental of its cellular mobile devices, the Company's payments are collected, and revenue is recognized at the initiation of the rental period, or time of shipment for the sales. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability. The Company's primary performance obligation is the delivery of products and maintaining functional devices throughout the rental periods.

For airtime subscriptions, the Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period, which is billed monthly, and revenue is recognized over the life of the subscription as performance obligations are satisfied.

Inventory

The Company's inventory consists of finished goods. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. The ending balance was $11,644 and $10,355 as of December 31, 2019 and 2020, respectively.

Customer Deposits

Customer deposits consists of payments collected for future airtime subscriptions of more than 12 months out. The ending balance of this liability was $141,926 and $157,727 as of December 31, 2019 and 2020, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

No debt.

NOTE 6 – EQUITY

The Company has authorized 50,000,000 shares of Common Stock with no par value per share. 0 and 5,000,000 shares were issued and outstanding as of 2019 and 2020.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 28, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Nextel Mobile

Push-to-Talk Devices


NEXTEL
NEXTEL

Website | Pompano Beach, FL | ELECTRONICS

$0.00 raised

0 Investors	**$25M** Valuation
$5.00 Price per Share	**$300.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

As an Mobile Virtual Network Operator (MVNO), NEXTEL obtains bulk access to network services at wholesale rates, then sets retail prices independently. A MVNO may use its own customer service, billing support systems, marketing, and sales personnel, or it could employ the services of a mobile virtual network enabler. We provide digital, wireless communications services, to business enterprises such as fleet and dispatch customers, but we now market to all potential wireless customers. The most notable distinction for Nextel is the iconic “chirp” sound that comes from its unique instant push-to-talk “walkie-talkie” feature on its phones . No need to reminisce, NEXTEL is back and better than ever!

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- The Nextel telecommunication brand has been in the market for over 30 years. In 2013 NEXTEL had 20 million subscribers through its partnership with Sprint who we believe are still loyal to this iconic brand.
- The global telecommunications market was valued at $2.55 trillion in 2020. (Source)
- The Company has partnered with Nextel Inc. to license the iconic Nextel Intellectual Property.

OVERVIEW

NEXTEL is Back!


Revolutionizing two-way radios
Push-to-talk & cellular mobile solutions
Backbone of business communication
Servicing frontline workers and beyond
NEXTEL
WCDMA

**The above images include products that are produced by our licensing partner, Nextel Inc., which licenses the Nextel intellectual property assets from the Company.*

Nextel Mobile Worldwide Inc. is a holding company that owns the intellectual property rights to the NEXTEL and NEXTEL CHIRP trademarks (trademarks #87774826 and #88049692). Currently, Nextel Mobile Worldwide Inc. is the intellectual property holding company and licenses its IP assets to another entity, Nextel Inc., which produces and manufactures the Nextel products and offers cellular air time subscriptions to its customers. Nextel Mobile Worldwide Inc. currently makes its revenue based on the licensing fees it receives from Nextel Inc., however, these are unrelated companies with different leadership teams.

In this offering, an investor is investing in Nextel Mobile Worldwide, Inc. the owner of the Nextel intellectual property assets. You are not investing in Nextel Inc., however, as the producer of the Nextel products, information included below will reference our partnership and licensing arrangement as the two businesses are related to each other due to their agreement. Nextel Mobile Worldwide's future plans include expanding to directly offer cellular airtime subscriptions and cellular devices to the business enterprise and consumer cellular markets instead of licensing its intellectual property assets. You can learn more about the history of Nextel here.

NEXTEL products offer instant communication in the form of our well-known NEXTEL™ Direct Connect Two-Way Radio feature. You just press the Direct Connect button on your device and listen for the famous NEXTEL CHIRP™. Within about one second, you can easily connect with one person or a group of people. Using the newest 4G/5G and LTE technology via the AT&T network, NEXTEL MOBILE offers unlimited nationwide cellular talk, text, data and instant PTT services to both consumer cellular customers and businesses for only $20.00 a month. Unlike other MVNOs such as Metro, Boost and Cricket, we include our NEXTEL™ Direct Connect app service for free.

For business enterprises, we believe no other MVNO caters to America's businesses like NEXTEL™! Nextel Mobile's licensee, Nextel, Inc. offers an array of handheld, office dispatch equipment and vehicular mounted devices to choose from to suit the specific usage of your enterprise. Additionally, Nextel Mobile's licensee, Nextel, Inc. provide basic worldwide NEXTEL™ Direct Connect functionality, worldwide NEXTEL™ Direct Connect with telephone capability, or worldwide NEXTEL™ Direct Connect with telephone, data, GPS based location tracking, video, point of sale and mobile workforce productivity. NEXTEL MOBILE offers the features you need in the form that fits your needs. Whether it's across the street, across America or across the planet, we welcome you to the new NEXTEL!


NEXTEL™

**The above images include products that are produced by our licensing partner, Nextel Inc., which licenses the Nextel intellectual property assets from the Company.*

THE PROBLEM

Cell Phones used by "Business Employees" are being phased out.


Cell phones & social media are becoming an increasingly large distraction for people while driving

**The above images include products that are produced by our licensing partner, Nextel Inc., which licenses the Nextel intellectual property assets from the Company.*

It can be argued that two-way radios are the simplest, most efficient form of telecommuting. While cell phones and social media are undoubtedly great for connecting people, it's becoming an increasingly large distraction for people while driving. (Source) Yes, accidents do happen, there is a direct correlation between people taking their eyes off the road to use their phones to text.

This problem can be addressed by two-way radios, which has been a proven and effective means of communication in many different industries. Not only does two-way radio allow people to convey the same information that texting and regular cell conversations have but it also doesn't require the connection or internet that phone calls and texting respectively require. The only past obstacle that stifled two-way radio's widespread use was its limited area zone. We believe the new Nextel has solved that problem!

THE SOLUTION

Our licensee our radio coverage to cover the entire nation through our Push to Talk Over Cellular (POC) feature.


NEXTEL
NEXTEL
NEXTEL
NEXTEL

Unlimited cellular talk, text, data, and instant push-to-talk services

4G/5G

LTE

AT&T Network

Nextel Mobile's licensee, Nextel, Inc. specializes in nationwide unlimited cellular talk, text, data and instant push–to talk direct connect service for the consumer and business enterprises! Across the street, across America, or around the world, we welcome you to the new NEXTEL which now uses 4G/5G and LTE technology via the AT&T Network.

For Businesses, Nextel Mobile's licensee, Nextel, Inc. offers an array of handheld, office dispatch equipment, and vehicular mounted devices to choose from to suit the specific usage of your enterprise. In addition, our flexibility allows us to “license” the Nextel brand to companies who specialize in security, since our technology can be integrated into cameras, local 2 way radios, and even smart doorbells. Our licensing department plans to also explore and execute license agreements for the following profitable industries: Wireless Bluetooth Headsets. International Sim Cards, Earbuds and Headphones, Smart Watches, Wireless Bluetooth Speakers, USB Travel Chargers, GPS Trackers, Outdoor Sportsman Walkie-Talkies, Laptops and Notepads, Medical Life Alert Devices, Wireless Wi-Fi I Hotspot and Power Banks, Storage Devices, Wi-Fi Routers, Scan Disks, Mouse and Keyboards, TV Sticks, Cameras. Marine Electronic Products, International Calling Cards, and many others.


Industries We Serve
NEXTEL’s Direct Connect technology is revolutionizing the modern workforce!
Construction

**The above images include products that are produced by our licensing partner, Nextel Inc., which licenses the Nextel intellectual property assets from the Company. Nextel Mobile Worldwide can also license its assets to additional parties.*

Nextel Mobile's licensee, Nextel, Inc.'s Push-to-Talk “Walkie-Talkie” Feature is accomplished via cloud based Voice over IP (VoIP) and (ROIP) allowing the use of any network wireless or wired no matter the location. If you want to talk to someone, they’re just a push of a button away. Our licensee offers an array of different devices for sale such as the NEXTEL classic style handheld devices, mobile two way radio models, or our line of rugged smartphones and tablets.

Our Business Model

Direct to Consumer

Purchase devices

Enroll in plans

Product Licenses

Electronic devices like earbuds & speakers

Int’l Devices

Disposable devices

Int’l calling cards

Our business model is broken into five divisions. Currently, Nextel Mobile Worldwide is focused solely on licensing the Nextel intellectual property assets to companies who can produce, manufacture and operate different product lines. Our future goal is to bring all of these business lines in house to Nextel Mobile Worldwide to further develop the brand, which is why we are fundraising today! Three of our licensees current divisions are direct-to-consumer where customers can purchase devices and plans through our website, or through big box retailers like Home Depot, Best Buy, Target; and from our exclusive nationwide distributors. Our licensees fourth division of revenue comes from product license agreement revenues for electronic devices like Earbuds, security devices, smart watches, and speakers. Lastly, our licensee collects revenue through selling on-the-go disposable devices, international calling cards, and sim cards at 20,000 convenience stores and dozens of airports nationwide. Nextel Mobile Worldwide takes an annual licensing fee and a percentage of sales from its licensees.

OUR TRACTION

We believe we are poised to make a strong comeback

Nextel Mobile's licensee, Nextel, Inc. has developed a push-to-talk app that can be used on all smartphones that use our plan. This development allows more people than ever to utilize our iconic feature; your smartphone will now be even more versatile by becoming a 2 way radio walkie-talkie with a worldwide range. Our nationwide roll out of NEXTEL stores will also contribute to our rapid plans for a subscription base of 1 million users by the end of Year 2.



THE MARKET

Our licensee offers some of the best rates on the market


$2.6T
2020 Global Telecom Market

Nextel Mobile's licensee, Nextel, Inc. can offer some of the lowest subscription rates on the market which includes unlimited talk, text, and data starting for around $20.00 a month. Moreover, our brand is instantly recognizable from the iconic “Chirp” sound that comes when users implement our instant push-to-talk feature. With any service plan, our Nextel push-to-talk app comes free.


Our Advantages
Unlimited talk, text, & data starting at $20 per month
Our iconic “Chirp” sound is instantly recognizable
With any plan, our push-to-talk app comes free
“Go Anywhere Coverage Capabilities” for our devices

**The above images include products that are produced by our licensing partner, Nextel Inc., which licenses the Nextel intellectual property assets from the Company.*

Nextel Mobile's licensee, Nextel, Inc.'s products fills current voids in the enterprise marketplace by offering a rugged and classic “Walkie-Talkie” or “Two Way Cellular Radio” type device that has “Go Anywhere Coverage Capability.” This feature works worldwide, not just a city, county or state. We are one of the only existing Mobile Virtual Network Operators (MVNO) in the USA who offers these services.

By using our stellar nationwide cellular 2 way radio network, we hope that NEXTEL brand and products will become the go-to carrier for business enterprises.

Watch the new Nextel In Action


NEXTEL

**The above images include products that are produced by our licensing partner, Nextel Inc., which licenses the Nextel intellectual property assets from the Company.*


NEXTEL™
THE NEW NEXTEL™
DEVICES
INDUSTRIES
RENTALS
CONTACT
NEXTEL™
IS BACK
NEXTEL
NEXTEL

WHY INVEST

We have the potential for continued growth


30+
Years of experience
20M
Past subscribers

Nextel Mobile's licensee, Nextel, Inc.'s Instant Push-to-talk capability has found a devoted following among manufacturers, construction companies, and tradespeople, which is why we already have a strong valuation.

Invest in NEXTEL today and help us reach our goal of being the go-to push-to-talk over cellular company for business enterprise and everyday consumers in America and bring our business lines in-house and develop future licensing endeavors.


NEXTEL™

Meet Our Team



Jeffrey Kaplan

Chief Executive Officer

With over 40 years as a serial entrepreneur Mr. Kaplan has led the way to the introduction of some of America's most exciting new industries. In the late 1970's, Mr. Kaplan founded one of the first "video store" rental chains in America, which later became the model for the Blockbuster Store empire. In the 1990's he launched America's first chain of "one hour" photo stores, using at that time, the newest technologies. Mr. Kaplan, in 2012 tackled the boring beverage industry and developed America's first all natural "sparkling cucumber" beverage called "Mr. Q. Cumber". This drink which is still sold in Whole Foods and thousands of stores paved the way to the acceptance of "functional and unique craft soda's". In 2017 Mr. Kaplan founded the first company in America which specialized in the "relaunching" of "abandoned" iconic consumer brands. Retrobrands USA LLC has been involved in the relaunch of legacy brands such as Victrola, The Original Chipwich, Sani-Flush and dozens of other heritage brands. Recently in 2018, after discovering that the NEXTEL brand had been abandoned in 2013, Mr. Kaplan, using the most advanced 4/5G LTE network, re-launched this famous telecommunication brand. Now, after 3 years of beta testing, NEXTEL MOBILE is being launched across the USA!



Michael Dressner

Licensing Agent

Michael E. Dresner is a managing partner and co-founder of Brand Squared Licensing. Michael has been in the strategic licensing business since 1996. Michael has been a Licensing Industry Merchandiser's Association (LIMA) member since 2001. He has a graduate degree from the University of Michigan and a Bachelor's of Science from the University of Illinois. Michael was inducted into Kappa Tau Alpha National Honor Society at the University of Illinois and was among forty students at a school of nearly 30,000 to receive such an honor. Michael developed licensed product executions for Johnson & Johnson's First Aid and Baby/Kids division for many years. Michael also worked at The Beanstalk Group from 2001 through 2005, driving new business, brand extension strategy, and account management for brands as diverse as AT&T, McDonald's, Ford Motor Company, Lillian Vernon and the Andy Warhol Foundation. This experience created a broad knowledge base across many dozens of categories into which licensors extend their brands – food, beverage, apparel, home décor, toys, interactive, and automotive aftermarket. Michael also developed new children's properties to grow through a licensing-based business model at both Nickelodeon and American Greetings. Michael launched the licensing services department, and built a team that developed dozens of licensing programs for brands extending into new categories to strengthen their equity, and manufacturers licensing in 3rd party brands to drive new distribution and sales volume. Michael worked with Moe's Southwest Grill, TGI Friday's, Aeropostale, the Jane Goodall Institute, Smithfield Foods, Hershey, and manufacturers such as PaperStyle, Origami Owl and Frederick Goldman Jewelers. We are confident that Michael can license the iconic NEXTEL brand across many different categories which will increase our revenue flow.

Offering Summary

Company	:	Nextel Mobile Worldwide Inc.
Corporate Address	:	1771 Blount Road, Suite 203, Pompano Beach, FL 33069
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,069,995.00
Minimum Investment Amount (per investor)	:	$300.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	2,000
Maximum Number of Shares Offered	:	213,999
Price per Share	:	$5.00
Pre-Money Valuation	:	$25,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first week and receive 10% bonus shares of Common Non-Voting Shares.

Super Early Bird Bonus

Invest within the next two weeks and receive 5% bonus shares of Common Non-Voting Shares.

Time-Based

$5,000+

Receive 5% bonus shares

$10,000+

Receive 10% bonus shares

$20,000+

Receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Nextel Mobile will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video:

(No Text)

Nextel is Back - Aloha Android Video Script:

Aloha Android: Hey, how's it going everybody? Welcome back to the channel, and so some interesting news developed that came across my way which basically explains that Nextel is currently back. If you guys don't know what Nextel is, Nextel basically relied on what was called the ID network for a mobile communications device that had push to talk capabilities. Now, this has mostly used in the construction world, security, armed guard, things like that, as you had a push to talk two way communication as well as having cellular phone and text messaging.
Back then, when you use Nextel and the ID network, it didn't have very good as far as data transfer speeds on the ID network, and so yeah, it was one of those weird about it. However, originally Boost Mobile was part of Nextel's, matter of fact boost mobile was Nextel's prepaid, eventually when Nextel and Sprint joined forces together, boost mobile kind of migrated over and eventually moved over to CDMA. However, Nextel seems to be back now and the big interesting question about all this is what network are they using? Because it doesn't say on the website who they're initially using, if they are using anyone's network or if they're using their own.

However, there are some interesting things here to kind of really look at when it comes to Nextel
that I could find very, very interesting, one for the simple fact is, of course like it says, they have 5G coverage and they have their own network, that is where I get puzzled. Upon looking at the device that they have, like the Ule Armor 6, we have the Ule Armor 3T, these are smartphone devices, of course they have some other devices as well like the i655, that device being more just like walkie talkie, you have the m990 which looks to be like a CB radio and looks pretty cool, we have the i450 the two 4G cellular network radio and then we have m370 as well, which also

look like a CB radio as well. So, a lot of these things here that we're seeing, like the i682, I mean, they have a lot of different type of devices and it seems like that Nextel's geared towards businesses, being able to use no workforce for shipping and stuff like that, construction, pretty much with their main forte was from the get go of Nextel. But also, interesting enough, they has iPhones for sale, so multiple iPhone models available to choose from, if you choose to go with those and of course you can bring your own device.

So, again the big question is, what network or do they have their own network that they're dependent and reliant on and how are they doing so? And that's the big question that I'm going to

keep trying to dig into, I've been searching quite a bit for it to trying to find that answer and there's not really much popping up regarding that. As you can see here, well take a look at their network coverage map and it shows 5G and 4G connectivity and there you have it, the dark oranges is supposed to be where those 5G with Nextel, the light oranges is supposed to be just where they have covers for like LTE, and that's pretty much, like wow! [chuckles] you can even see that they do have a coverage in Alaska, Hawaii, and Puerto Rico, so, yeah big question, never heard they're using or do they have their own and I can assure people that if they are using their own network, it's not going to be IN[?] because IN[?] is not very good at data transferring and thing like that, so very, very interesting. So, I'm going to follow up with the story of Nextel's return. If you guys enjoy the video, you all know what to do, smash the like button, it really help out the channel, if you have not subscribed to my channel, please do so and turn on notifications

so you don't miss another upload or when I go live. Thank you so much for checking out this video, I'll follow up with a whole Nextel news, it's pretty interesting, but until next time, as always, Aloha.

[END]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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